UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CONNECTURE, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

20786J106

(CUSIP Number)

Chrysalis Partners II, LLC

Attention: Jeremy Burtel

101 South Fifth Street

Suite 1650

Louisville, KY 40202

(502) 657-1262

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Chrysalis Ventures II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,088,643 *
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 5,088,643 *
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,088,643 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.7% †
14.	Type of Reporting Person (See Instructions) PN

*	The aggregate number and percentage of Common Stock of the Company beneficially owned consists of 4,007,162 shares of Common Stock of the Company, 2,000 shares of Series A Preferred Stock, which were convertible into an aggregate of 544,832 shares of Common Stock within 60 days of March 10, 2017, and 1,000 shares of Series B Convertible Preferred Stock, which were convertible into an aggregate of 536,649 shares of Common Stock within 60 days of March 10, 2017. The shares reported herein are held directly by Chrysalis Ventures II, L.P.
†	The calculation of the foregoing percentage is based on 22,344,764 shares of Common Stock outstanding as of November 1, 2016, as reported in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2016, plus the shares of Common Stock issuable upon the conversion of the Series A Preferred Stock and Series B Preferred Stock beneficially owned by the Reporting Persons in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Chrysalis Partners II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,088,643 *
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 5,088,643 *
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,088,643 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.7% †
14.	Type of Reporting Person (See Instructions) OO

*	The aggregate number and percentage of Common Stock of the Company beneficially owned consists of 4,007,162 shares of Common Stock of the Company, 2,000 shares of Series A Convertible Preferred Stock, which were convertible into an aggregate of 544,832 shares of Common Stock within 60 days of March 10, 2017, and 1,000 shares of Series B Convertible Preferred Stock, which were convertible into an aggregate of 536,649 shares of Common Stock within 60 days of March 10, 2017. The shares reported herein are held directly by Chrysalis Ventures II, L.P.
†	The calculation of the foregoing percentage is based on 22,344,764 shares of Common Stock outstanding as of November 1, 2016, as reported in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2016, plus the shares of Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock beneficially owned by the Reporting Persons in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

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ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D relates to shares of common stock (the “Common Stock”), par value $0.001 per share, of Connecture, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 18500 West Corporation Drive, Suite 250, Brookfield, Wisconsin 53045. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. This Schedule 13D is being filed because, as a result of the acquisition of the Series B Preferred Stock (as defined in Item 3), the Reporting Persons (as defined in Item 2) no longer qualify to file a Schedule 13G pursuant to Rule 13d-1(d) of the Securities Exchange Act of 1934, as amended.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 (a) – (c). This statement is being filed by the following persons: Chrysalis Ventures II, L.P., a Delaware limited partnership (“CV II”), and Chrysalis Partners II, LLC, a Delaware limited liability company (“CP II”), which is the general partner of CV II. CV II and CP II are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The principal business of CV II is that of a private investment partnership engaging in the purchase and sale of securities for its own account and its address is 101 South Fifth Street, Suite 1650, Louisville, KY 40202.

The general partner of CV II is CP II. The principal business of CP II is to act as the general partner of CV II and its address is 101 South Fifth Street, Suite 1650, Louisville, KY 40202.

The shares to which this Schedule 13D relates are owned directly by CV II.

Item 2 (d) – (e). During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 2 (f). CV II is a Delaware limited partnership and CP II is a Delaware limited liability company.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On May 2, 2016 (the “Series A Closing Date”), pursuant to an Investment Agreement, dated March 11, 2016 (as amended on May 2, 2016 by that certain Amendment No. 1 to Investment Agreement), by and among the Company, Francisco Partners IV, L.P., Francisco Partners IV-A, L.P. (collectively, “Francisco Partners” and, together with CV II, the “Investors” and such agreement, as amended, the “Series A Investment Agreement”), CV II purchased 2,000 shares of Series A Convertible Preferred Stock, par value $0.001 per share, of the Company (the “Series A Preferred Stock”) for an aggregate purchase price of $2,000,000 (the “Series A Closing”). The source of funds for this consideration was the available capital of CV II, which represents capital contributions from investors in CV II.

On March 10, 2017 (the “Series B Closing Date”), pursuant to an investment agreement, dated March 10, 2017, by and among the Company and the Investors (the “Series B Investment Agreement”), CV II purchased 1,000 shares of Series B Convertible Preferred Stock, par value $0.001 per share, of the Company (the “Series B Preferred Stock” and together with the Series A Preferred Stock, the “Preferred Stock”) for an aggregate purchase price of $1,000,000 (the “Series B Closing”). The source of funds for this consideration was the available capital of CV II, which represents capital contributions from investors in CV II.

CV II also acquired shares of various series of preferred stock of the Company prior to the Company’s initial public offering in December 2014, which shares of preferred stock converted into shares of Common Stock in such offering. Immediately following the closing of the Company’s initial public offering, CV II directly owned 4,007,162 shares of Common Stock.

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ITEM 4.	PURPOSE OF TRANSACTION.

CV II acquired the shares of Common Stock, Series A Preferred Stock and Series B Preferred Stock for investment in the ordinary course of business, as it believed that the shares of Common Stock, Series A Preferred Stock and Series B Preferred Stock represented an attractive investment opportunity. As described in Item 3, CV II initially invested in the Company prior to the Company’s initial public offering in December 2014. David A. Jones, Jr. is the Chairman of the Company’s Board of Directors and is a member of CP II, the general partner of CV II.

Series A Investment

Pursuant to an investor rights agreement (the “Series A Investor Rights Agreement”), dated as of the Series A Closing Date, by and among the Company and the Investors, the Company agreed, among other things, to file and maintain a shelf registration statement covering the Series A Preferred Stock and any shares of Common Stock issuable upon the conversion of such shares of Series A Preferred Stock (the “Series A Registrable Securities”). The obligation to register the Series A Registrable Securities continues until those securities have been sold by the holders of the registration rights, may be sold without limitation under Rule 144 or, in the case of the Series A Preferred Stock, have been redeemed. Under the Series A Investor Rights Agreement, the Company granted Francisco Partners various rights, including director designation and observer seat rights, information rights and additional registration rights.

Pursuant to the Company’s Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock (the “Series A Certificate of Designations”), filed with the Secretary of State of Delaware on April 29, 2016, the Series A Preferred Stock, among other things:

•	has a stated value of $1,000.00 per share (the “Series A Stated Value”) and a conversion price of $4.50 per share, subject to certain adjustments (as a result of the issuance of the Series B Preferred Stock, the conversion price of the Series A Preferred Stock automatically adjusted to $3.96 per share);

•	is initially convertible into such number of shares of Common Stock equal to the Series A Stated Value, subject to certain adjustments, plus all accrued and unpaid dividends thereon, divided by the conversion price then in effect;

•	is entitled to vote with the Common Stock on an as-converted basis;

•	is entitled to dividends at the annual rate of 7.5% (which will increase in certain circumstances, but in no event will be more than 16.5% annually), payable quarterly in kind; provided that the Company may elect to pay such dividends in cash following the second anniversary of the Series A Closing;

•	upon any liquidation, will be entitled to receive, prior to any payments in respect of the Common Stock, an amount equal to the liquidation preference;

•	is required to approve the following actions by the Company upon the vote of a majority of the outstanding shares of Series A Preferred Stock: (a) any amendment or alteration of the rights, powers or preferences of the Series A Preferred Stock, (b) any amendment or alteration of the Company’s Certificate of Incorporation in a manner that would adversely affect the Investors’ ability to transfer their securities or convert their Series A Preferred Stock into Common Stock, (c) any authorization or creation of any class of stock ranking as to dividends, redemption or distribution of assets upon certain liquidation events, senior to, or otherwise pari passu with, the Series A Preferred Stock, (d) any declaration or payment of any dividend or distribution on any securities ranking junior to the Series A Preferred Stock, or (e) entering into any agreement with respect to any of the foregoing;

•	beginning in 2018, may be forced by the Company to convert into shares of Common Stock if the closing price of the Common Stock is at least 175% of the then-applicable conversion price of the Common Stock for 45 consecutive trading days when there was a minimum trading volume of at least 75,000 shares for 40 of such 45 trading days; and

•	will be redeemable (i) at the option of the Investors after the seventh anniversary of the Series A Closing, (ii) at the option of the Investors in the event of a Fundamental Change (as that term is defined in the Series A Certificate of Designations) of the Company, or (iii) at the option of the Company in the event of a Fundamental Change.

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The descriptions of the Series A Investment Agreement, the Series A Investor Rights Agreement and the Series A Certificate of Designations in Item 3 and this Item 4 are not intended to be complete and are qualified in their entirety by the Series A Investment Agreement, the Series A Investor Rights Agreement and the Series A Certificate of Designations, respectively, each of which is filed as an exhibit hereto and is incorporated by reference herein.

Series B Investment

Pursuant to an investor rights agreement (the “Series B Investor Rights Agreement”), dated as of the Closing Date, by and among the Company and the Investors, the Company agreed, among other things, to file and maintain a shelf registration statement covering the Series B Preferred Stock and any shares of Common Stock issuable upon the conversion of such shares of Series B Preferred Stock (the “Series B Registrable Securities”). The obligation to register the Series B Registrable Securities continues until those securities have been sold by the holders of the registration rights, may be sold without limitation under Rule 144 or, in the case of the Series B Preferred Stock, have been redeemed. Under the Series B Investor Rights Agreement, the Company granted Francisco Partners various rights, including director designation and observer seat rights, information rights and additional registration rights.

Pursuant to the Company’s Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock (the “Series B Certificate of Designations”), filed with the Secretary of State of Delaware on March 10, 2017, the Series B Preferred Stock, among other things:

•	has a stated value of $1,000.00 per share (the “Series B Stated Value”) and a conversion price of $1.91 per share, subject to certain adjustments;

•	is initially convertible into such number of shares of Common Stock equal to the Series B Stated Value, subject to certain adjustments, plus all accrued and unpaid dividends thereon, divided by the conversion price then in effect;

•	is entitled to vote with the Common Stock on an as-converted basis;

•	is entitled to dividends at the annual rate of 15% (which will increase in certain circumstances, but in no event will be more than 20.0% annually), payable quarterly in kind; provided that the Company may elect to pay such dividends in cash following the second anniversary of the Series B Closing;

•	upon any liquidation, will be entitled to receive, on a pari passu basis with the Series A Preferred Stock, prior to any payments in respect of the Common Stock, an amount equal to the liquidation preference;

•	is required to approve the following actions by the Company upon the vote of a majority of the outstanding shares of Series B Preferred Stock: (a) any amendment or alteration of the rights, powers or preferences of the Series B Preferred Stock, (b) any amendment or alteration of the Company’s Certificate of Incorporation in a manner that would adversely affect the Investors’ ability to transfer their securities or convert their Series B Preferred Stock into Common Stock, (c) any authorization or creation of any class of stock ranking as to dividends, redemption or distribution of assets upon certain liquidation events, senior to, or otherwise pari passu with, the Series B Preferred Stock, (d) any declaration or payment of any dividend or distribution on any securities ranking junior to the Series B Preferred Stock, (e) the incurrence of any indebtedness for borrowed money by the Company, other than indebtedness (i) incurred in the ordinary course of business or (ii) procured from secured lenders of the Company holding outstanding indebtedness of the Company as of the date of Series B Closing in an aggregate amount not to exceed the maximum authorized amount of credit available pursuant to the terms of credit agreement with such secured lender as in effect on the date of the Series B Closing or (f) entering into any agreement with respect to any of the foregoing;

•	beginning on the second anniversary of the Series B Closing, may be forced by the Company to convert into shares of Common Stock if the closing price of the Common Stock is at least 175% of the then-applicable conversion price of the Common Stock for 45 consecutive trading days when there was a minimum trading volume of at least 75,000 shares for 40 of such 45 trading days; and

•	will be redeemable (i) at the option of the Investors after May 2, 2023, (ii) at the option of the Investors in the event of a Fundamental Change (as that term is defined in the Series B Certificate of Designations) of the Company, or (iii) at the option of the Company in the event of a Fundamental Change.

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The descriptions of the Series B Investment Agreement, the Series B Investor Rights Agreement and the Series B Certificate of Designations in Item 3 and this Item 4 are not intended to be complete and are qualified in their entirety by the Series B Investment Agreement, the Series B Investor Rights Agreement and the Series B Certificate of Designations, respectively, each of which is filed as an exhibit hereto and is incorporated by reference herein.

As noted above, CV II acquired the Common Stock, Series A Preferred Stock and Series B Preferred Stock as investments in its ordinary course of business. In connection with the foregoing, and as may be appropriate from time to time, the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Company, including, without limitation: (a) the acquisition or disposition of Common Stock, Series A Preferred Stock and Series B Preferred Stock, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) changes in the present board of directors or management of the Company; (e) a material change in the present capitalization or dividend policy of the Company; (f) other material changes in the Company’s business or corporate structure; (g) changes in the Company’s certificate of incorporation or bylaws or other actions that may impede the acquisition of control of the Company by any person; (h) causing any class of the Company’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in Item 6 and this Item 4 and any plans or proposals that may from time to time be discussed or considered by the directors of the Company, including Mr. Jones, in their fiduciary capacities as directors, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional shares of Common Stock, Series A Preferred Stock and/or Series B Preferred Stock, dispose of some or all of the shares of Common Stock, Series A Preferred Stock and/or Series B Preferred Stock that it may own from time to time, in each case in open market or private transactions, block sales or otherwise, and review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4) or formulate and implement plans or proposals with respect to any of the foregoing.

The Reporting Persons intend to review their investment in the Company from time to time on the basis of various factors, including the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company’s stock in particular, as well as other developments.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of March 10, 2017, CV II directly owned 4,007,162 shares of Common Stock of the Company, 2,000 shares of Series A Preferred Stock, which were convertible into an aggregate of 544,832 shares of Common Stock within 60 days of March 10, 2017, and 1,000 shares of Series B Preferred Stock, which were convertible into an aggregate of 536,649 shares of Common Stock within 60 days of March 10, 2017. The aggregate 5,088,643 shares of Common Stock deemed to be beneficially owned by CV II as of March 10, 2017 represented approximately 21.7% of the 22,344,764 shares of Common Stock outstanding as of November 1, 2016, as reported in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2016 (determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended).

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As of March 10, 2017, CP II, in its capacity as the general partner of CV II, may be deemed to beneficially own the 5,088,643 shares of Common Stock directly beneficially owned by CV II, which represented as of March 10, 2017 approximately 21.7% of the 22,344,764 shares of Common Stock outstanding as of November 1, 2016, as reported in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2016 (determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended). Investment and voting decisions with respect to the shares held by CV II are made by an advisory committee of CP II that consists of David A. Jones, Jr., Wright Steenrod and Irv Bailey, each of whom is a member of CP II.

(c) The information set forth in Item 3 and Item 4 hereof is hereby incorporated by reference into this Item 5(c).

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 3 and Item 4 hereof is hereby incorporated by reference into this Item 6. Except as referenced above or described in Item 3 and Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such Reporting Persons and any other person with respect to any securities of the Company.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

2	Investment Agreement, dated as of March 11, 2016, among the Company and the Investors, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed with the Commission on March 14, 2016.

3	Amendment No. 1 to Investment Agreement, dated as of May 2, 2016, among the Company and the Investors, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed with the Commission on May 4, 2016.

4	Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of Connecture, Inc., dated as of April 29, 2016, incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K of the Company filed with the Commission on May 4, 2016.

5	Investor Rights Agreement, dated as of May 2, 2016, by and among the Company and the Investors, incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Company filed with the Commission on May 4, 2016.

6	Investment Agreement, dated as of March 10, 2017, among the Company and the Investors, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed with the Commission on March 14, 2017.

7	Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock of Connecture, Inc., dated as of March 10, 2017, incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K of the Company filed with the Commission on March 14, 2017.

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8	Investor Rights Agreement, dated as of March 10, 2017, by and among the Company and the Investors, incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Company filed with the Commission on March 14, 2017.

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SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 20, 2017

CHRYSALIS VENTURES II, L.P.

By:	Chrysalis Partners II, LLC, its General Partner

By:	/s/ David A. Jones, Jr.
	Name:	David A. Jones, Jr.
	Title:	Authorized Member

CHRYSALIS PARTNERS II, LLC

By:	/s/ David A. Jones, Jr.
	Name:	David A. Jones, Jr.
	Title:	Authorized Member

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EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

2	Investment Agreement, dated as of March 11, 2016, among the Company and the Investors, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed with the Commission on March 14, 2016.

3	Amendment No. 1 to Investment Agreement, dated as of May 2, 2016, among the Company and the Investors, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed with the Commission on May 4, 2016.

4	Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of Connecture, Inc., dated as of April 29, 2016, incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K of the Company filed with the Commission on May 4, 2016.

5	Investor Rights Agreement, dated as of May 2, 2016, by and among the Company and the Investors, incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Company filed with the Commission on May 4, 2016.

6	Investment Agreement, dated as of March 10, 2017, among the Company and the Investors, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed with the Commission on March 14, 2017.

7	Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock of Connecture, Inc., dated as of March 10, 2017, incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K of the Company filed with the Commission on March 14, 2017.

8	Investor Rights Agreement, dated as of March 10, 2017, by and among the Company and the Investors, incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Company filed with the Commission on March 14, 2017.

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of common stock of the Company and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of March 20, 2017.

CHRYSALIS VENTURES II, L.P.

By:	Chrysalis Partners II, LLC, its General Partner

By:	/s/ David A. Jones, Jr.
	Name:	David A. Jones, Jr.
	Title:	Authorized Member

CHRYSALIS PARTNERS II, LLC

By:	/s/ David A. Jones, Jr.
	Name:	David A. Jones, Jr.
	Title:	Authorized Member